SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 22 2013
12 REGISTRATIONS BRANCH

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[redacted]

13014242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66579

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIMAS, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. Pearl St. Ste 902
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Curran (518) 391-4291
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – if individual, state last, first, middle name)

66 S. Pearl St. Ste 401 Albany, NY 12207
(Address) (City) (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/26

OATH OR AFFIRMATION

I, Thomas J. Curran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMAS, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURRAN ADVISORY SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS	
Cash	$ 4,541
Investment in money market funds, at fair value	108,870
Due from clearing broker	50,000
Prepaid expenses and other assets	997
Total assets	$ 164,408
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	$ 616
Due to affiliate	1,000
Total liabilities	1,616
MEMBER'S EQUITY	162,792
Total liabilities and member's equity	$ 164,408

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Year Ended December 31, 2012

Revenues:	
Client fee income	$ 383
Commissions - debt and equity securities	4,540
Commissions - mutual funds	33,500
Interest income	132
Other income	1,404
Total revenues	39,959
Expenses:	
Clearing and custody	$ 12,613
Education and training	1,490
Employee compensation and benefits	6,025
Insurance	2,300
License and permits	4,460
Occupancy	3,000
Other operating	3,388
Professional	24,504
Technology	2,203
Total expenses	59,983
Net loss	$ (20,024)

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2012

Balance, January 1, 2012, as previously reported	$	174,201
Prior period adjustment		8,215
Balance, January 1, 2012 , as restated		182,416
Contributions from Member		400
Net Loss		(20,024)
Balance, December 31, 2012	$	162,792

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (20,024)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses and other assets	9,295
Increase in accounts payable	17
Decrease in due to affiliate	(5,000)
Cash used in operating activities	$ (15,712)
CASH FLOW FROM FINANCING ACTIVITIES	
Additions to money market fund, net	(44,564)
Deposits with clearing broker	64,309
Member contribution	400
Cash provided by investing activities	20,145
NET INCREASE IN CASH AND CASH EQUIVALENTS	**$ 4,433**
CASH AND CASH EQUIVALENTS, Beginning of year	**108**
CASH AND CASH EQUIVALENTS, End of year	**$ 4,541**

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a single member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

CIM, LLC d/b/a Curran Investment Management (Curran Investment Management) is an affiliate of the Company.

(b) Revenue Recognition

Commissions on debt and equity securities transactions are recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Mutual fund commissions are recognized when earned by the Company.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2012. All customer transactions are cleared through another broker-dealer (Note 4) on a fully disclosed basis and the Company promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Company does not maintain margin accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(f) Income Taxes

The Company is treated as a sole proprietor for federal and state income tax purposes, and it is the member's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

The Company follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2012.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities. However fiscal years 2009 and later remain subject to examination by the IRS and respective states.

(g) Fair Value Measurement

The Company follows the accounting for fair value measurements and disclosures for financial assets, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Cash and investments are valued at fair value on a recurring basis and at December 31, 2012, are valued at Level 1 inputs, which equal carrying amounts, as follows:

Investment in money market fund	$108,870
Due from clearing brokers, invested in money market funds	$50,000

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Subsequent Events

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2013, the date the financials were available for issuance.

NOTE 2 — RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, Curran Investment Management allocated certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. Curran Investment Management is reimbursed by the Company on a monthly basis at a flat rate of $1,000 per month for occupancy expenses, employee services and other miscellaneous operating expenses. Expenses allocated to the Company were approximately $12,000 for the year ended December 31, 2012. Approximately $1,000 is due to Curran Investment Management at December 31, 2012 and is non-interest bearing.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2012, the Company had net capital, as defined, of approximately $155,400, which was approximately $150,400 in excess of its minimum required net capital of $5,000 at December 31, 2012. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at December 31, 2012.

NOTE 4 — COMMITMENT

In December 2010 Curran Advisory Services entered into a clearing agreement with a new clearing firm. This agreement requires the clearing firm to extend to Curran Advisory Services clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. In consideration for these services, the clearing firm requires Curran Advisory Services to maintain minimum deposits of $50,000 and excess net capital, as defined, however the clearing firm has the right to change these requirements. There is no minimum transaction fee required under the agreement. As of December 31, 2012 all requirements under the clearing agreement have been met. The initial term of this agreement is for five years, through December 2, 2015. If termination notice is not given, by either party, 90 days prior to the end of the initial term, the agreement shall be considered renewed until such notification of termination is received.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and investment in money market funds. The Company places cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

FDIC insurance per depositor is $250,000 per account, and is temporarily providing full coverage for noninterest-bearing transaction deposit accounts.

NOTE 6 — RISKS AND UNCERTAINTIES

The multi-year long credit and liquidity crisis in the United States and around the world continues to have far-reaching implications for financial markets and the banking system. The crisis has resulted in numerous major events, including major bank acquisitions, and the extension of government financing to private financial institutions. These and other events have had a significant impact on the financial markets, both domestic and foreign, and on individual investors in those markets and could impact client fee income.

NOTE 7 — PRIOR PERIOD ADJUSTMENT

During 2012, the Company discovered previously unrecorded transactions related to cancelled and corrected customer trades at its former clearing broker dealer, which came to light when the relationship with the former broker dealer was severed. As a result, the Company recorded an adjustment to restate opening Member's Equity in the amount of $8,215 and Due from the Clearing Broker in the amount of $8,215.

Due from Clearing Broker Dealer, as previously reported	$ 106,094
Prior period adjustment	8,215
Due from Clearing Broker, as restated	$ 114,307

Member's Equity, as previously reported	$ 174,201
Prior period adjustment	8,215
Member's Equity, as restated	$ 182,416

SUPPLEMENTARY INFORMATION

SCHEDULE I

CURRAN ADVISORY SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2012

	2012
Net Capital	
Total member's equity qualified for net capital	$ 162,792
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses and other assets	(997)
CRD Account	(4,141)
Net capital before haircuts on securities positions	$ 157,654
Haircuts on money market investment (2%)	(2,177)
Net Capital	$ 155,477
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 616
Due to affiliate	1,000
Total aggregate indebtedness	$ 1,616
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 108
Minimum net capital requirement	5,000
Excess net capital over minimum net capital requirement	$ 150,477
Excess net capital at 1000%*	$ 155,315

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There are no material differences between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report, and the above schedule as of December 31, 2012.

OTHER REPORTS

CURRAN ADVISORY SERVICES

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2012

CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Curran Advisory Services (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curran Advisory Services as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

UHY LLP Certified Public Accountants

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 26, 2013

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

In planning and performing our audit of the financial statements of Curran Advisory Services (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

UHY LLP
Certified Public Accountants

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Curran Advisory Services as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 26, 2013.

Transactions at the Company's previous clearing broker dealer related to cancelled and corrected customer trades for years prior to 2012 were not previously recorded. Transactions at the Company's new clearing broker dealer related to cancelled and corrected customer trades are being recorded.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Curran Advisory Services as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 26, 2013.

Transactions at the Company's previous clearing broker dealer related to cancelled and corrected customer trades for years prior to 2012 were not previously recorded. Transactions at the Company's new clearing broker dealer related to cancelled and corrected customer trades are being recorded.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 26, 2013